Exhibit 99.1

ATA Reports Fiscal 2014 Third Quarter Financial Results

Company to Hold Conference Call on February 25, 2014, at 8 a.m. ET

Beijing, China, February 24, 2014 (NY) / February 25, 2014 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for its fiscal third quarter ended December 31, 2013 (“Third Quarter 2014”).

Third Quarter 2014 Financial and Operating Highlights (percentage changes and comparisons are year over year)

•                  Net revenues of RMB188.9 million (US$31.2 million), up 5.3%

•                  Gross profit of RMB92.5 million (US$15.3 million), up 16.1%

•                  Income from operations of RMB39.3 million (US$6.5 million), compared to RMB39.6 million, which includes a royalty fee write-off of RMB12.4 million resulting from the termination of the exclusive distributor contract between Educational Testing Service (“ETS”) and ATA for the Test of English for International Communication (“TOEIC”) and its related products

•                  Net income of RMB35.6 million (US$5.9 million), compared to RMB33.2 million

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB39.1 million (US$6.5 million), compared to RMB35.8 million

•                  Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Third Quarter 2014 were both RMB1.70 (US$0.28)

•                  Delivered approximately 4.2 million billable tests, up 1.0%

•                  RMB378.1 million (US$62.5 million) in cash and no long-term debt as of December 31, 2013

Fiscal Year 2014 Outlook

•                  For the fiscal year ending March 31, 2014 (“Fiscal Year 2014”), ATA is revising its net revenues guidance to between RMB370.0 million and RMB380.0 million, from the previously provided range of between RMB403.0 million and RMB423.0 million, and its non-GAAP net income (net income excluding share-based compensation expense and foreign currency exchange gain) guidance to between RMB37.0 million and RMB42.0 million, from the previously provided range of between RMB37.0 million and RMB47.0 million.

•                  For the quarter ending March 31, 2014 (“Fourth Quarter 2014”), ATA expects net revenues of between RMB44.0 million and RMB54.0 million.

Mr. Cheng-Yaw Sun, ATA’s Chief Executive Officer, stated, “During Third Quarter 2014, we successfully administered the annual National Unified Certified Public Accountants (‘CPA’) exam via ATA’s computer-based platform for the second consecutive year, with over 1.5 million exams taken across China and the Hong Kong and Macau Special Administrative Regions. We delivered a total of 4.2 million billable exams during Third Quarter 2014, including exams for the China Banking Association and Securities Association of China (‘SAC’). ATA also administered large-scale exams as part of campus recruitment efforts for various companies, such as the Postal Savings Bank of China, Schneider Electric China, and Sinopec Group. We continue to make progress on our mobile testing system (‘MTS’) and successfully administered the Cambridge English Junior Exam in Spain, Argentina, and Mexico in November 2013. We are optimistic that our efforts here will result in a positive, long-term relationship with Cambridge English Learning Assessment as they have been pleased with the performance of our MTS technology and ATA’s administration of the Cambridge English Junior Exam thus far.”

Mr. Sun continued, “We continued to grow our HR Select base of corporate clients during Third Quarter 2014 and grew exam volumes under this category by over 70% from the prior-year period. The majority of these exams were for the Agricultural Bank of China, China Construction Bank, Bank of China, and new clients Shanghai Rural Commercial Bank and JiangSu Rural Credit Union. We continue to believe that diversifying ATA’s revenue streams is critical to the Company’s long-term success and remain focused on this goal as we look toward the future.”

Operating Review

In Third Quarter 2014, ATA delivered a total of 4.2 million billable tests. The Company had a network of 3,043 authorized test centers throughout China as of December 31, 2013, which the Company believes to be the largest test center network of any commercial computer-based testing service provider in China. ATA has delivered more than 56.0 million billable tests since it began operations in 1999.

GAAP Results

Third Quarter 2014

For Third Quarter 2014, ATA’s total net revenues increased 5.3% to RMB188.9 million (US$31.2 million), from RMB179.4 million in the prior-year period. Net revenues from HR Select and TOEIC increased 31.3% to RMB57.8 million (US$9.5 million), from RMB44.0 million in the prior-year period, primarily due to increased HR Select exam volumes for a number of banking clients. ATA recently announced that ETS terminated its exclusive distributor contract with the Company for TOEIC and its related products, effective the end of February 2014. The Company is in active discussion with ETS to retain TOEIC as one of ATA’s exam title offerings and develop other potential business opportunities.

Gross profit for Third Quarter 2014 increased 16.1% to RMB92.5 million (US$15.3 million), from RMB79.7 million in the same period last fiscal year. Gross margin in Third Quarter 2014 increased to 49.0%, from 44.4% in the prior-year period. The increase in gross margin was primarily due to improved margins and greater revenue contributions from the Company’s HR Select business, as well as a decrease in average monitoring costs from the prior-year quarter.

Income from operations in Third Quarter 2014 was RMB39.3 million (US$6.5 million), compared to RMB39.6 million in the prior-year period. In spite of an RMB12.4 million royalty fee write-off resulting from the termination of the exclusive distributor contract between ETS and ATA for TOEIC and its related products, as well as increased operating expenses related to the integration of Xing Wei Institute (HK) Limited (“Xing Wei”), the private education technology company that ATA acquired in October 2013, income from operations remained relatively flat in Third Quarter 2014 as a result of increased gross profit.

Net income for Third Quarter 2014 was RMB35.6 million (US$5.9 million), compared to RMB33.2 million in the prior-year period. For Third Quarter 2014, basic and diluted earnings per common share were both RMB0.77 (US$0.13), compared to RMB0.72 in the same period last fiscal year. Basic and diluted earnings per ADS were both RMB1.54 (US$0.25) in Third Quarter 2014, compared to RMB1.44 in the prior-year period.

Non-GAAP Measures

Adjusted net income for Third Quarter 2014, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), was RMB39.1 million (US$6.5 million), compared to RMB35.8 million in the prior-year period. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Third Quarter 2014 were both RMB0.85 (US$0.14).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Third Quarter 2014 were both RMB1.70 (US$0.28), compared to RMB1.56 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Third Quarter 2014 was 22.6 million. Each ADS represents two common shares. ATA had 45.2 million common shares outstanding on December 31, 2013.

Guidance for Fiscal Year 2014 and for Fourth Quarter 2014

For Fourth Quarter 2014, ATA expects net revenues of between RMB44.0 million and RMB54.0 million.

For Fiscal Year 2014, ATA expects net revenues of between RMB370.0 million and RMB380.0 million and non-GAAP net income of between RMB37.0 million and RMB42.0 million.

Estimated Financial Results

(unaudited) (RMB in millions)

	Estimated for the year ending March 31, 2014	Actual for the year ended March 31, 2013

Net Revenues	370.0-380.0	366.7
Non-GAAP Net Income	37.0-42.0	36.0

	Estimated for the quarter ending March 31, 2014	Actual for the quarter ended March 31, 2013

Net Revenues	44.0-54.0	52.2

Mr. Sun concluded, “While we have made significant progress in the integration of Xing Wei’s staff and services into ATA and achieved healthy growth in our private sector business during Third Quarter 2014, we are revising our net revenue and non-GAAP net income guidance for Fiscal Year 2014, largely due to delays in contract negotiations, changes in timing of clients’ service needs, and the recent termination of our exclusive TOEIC distributor contract with ETS. We continue working to build our corporate client base for HR Select and are very excited about the opportunities MTS brings to ATA on a global scale. We will continue our marketing efforts for this new product in earnest. Over the past few months, I have worked closely with ATA’s Chairman Kevin Ma and the management team to ensure the smooth integration of Xing Wei since the acquisition and look forward to putting our focus on the Company’s growth strategies in the months and years to come.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Third Quarter 2014 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Tuesday, February 25, 2014, during which senior management will discuss the results of Third Quarter 2014. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):                       +1 (888) 339-2688

International (Toll):                                                             +1 (617) 847-3007

	Toll-Free	Local Access
China (Netcom):	(10 800) 713 1756
China (Telecom):	(10 800) 130 1713	(400) 881 1629
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:	78133635

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.ata.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/3159.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of December 31, 2013, ATA’s test center network comprised 3,043 authorized test centers located throughout China. The Company believes it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 56.0 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for Fourth Quarter 2014 and Fiscal Year 2014 and statements regarding market demand and trends, the SAC exam, the potential growth and success of the Company’s CPA, China Futures Association, security guard and Cambridge English Junior exams and other businesses, including its mobile testing system, the growth of HR Select corporate clients, negotiations with ETS regarding TOEIC and its related products and other business opportunities, the Company’s integration with Xing Wei, and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2013, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2013.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Third Quarter 2014, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.0537 to US$1.00, the noon buying rate as of December 31, 2013, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA, Inc.	The Equity Group Inc.
Lucy Ma, Associate, Investor Relations	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5517	415-568-2255
maxiaopeng@ata.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	December 31,
	2013	2013	2013
	RMB	RMB	USD
ASSETS
Current assets:
Cash	290,029,715	378,117,412	62,460,547
Accounts receivable, net	51,114,718	54,932,531	9,074,207
Prepaid expenses and other current assets	13,625,663	12,008,922	1,983,733
Total current assets	354,770,096	445,058,865	73,518,487

Property and equipment, net	61,310,690	57,719,490	9,534,581
Goodwill	23,422,850	31,011,902	5,122,801
Intangible assets, net	15,082,874	1,184,861	195,725
Other assets	3,231,971	4,059,079	670,512
Total assets	457,818,481	539,034,197	89,042,106
Total assets

Current liabilities:
Accrued expenses and other payables	72,191,260	101,182,599	16,714,175
Deferred revenues	7,376,527	14,512,268	2,397,256
Total current liabilities	79,567,787	115,694,867	19,111,431

Deferred revenues	2,644,294	2,176,270	359,494
Deferred tax liabilities	58,681	—	—
Total liabilities	82,270,762	117,871,137	19,470,925

Shareholders’ equity:
Common shares	3,461,060	3,470,303	573,253
Treasury shares	(329,357)	(461,885)	(76,298)
Additional paid-in capital	427,443,700	433,410,729	71,594,352
Accumulated other comprehensive loss	(26,379,146)	(27,274,090)	(4,505,359)
Accumulated (deficit)/surplus	(28,648,538)	12,018,003	1,985,232
Total shareholders’ equity	375,547,719	421,163,060	69,571,181
Total liabilities and shareholders’ equity	457,818,481	539,034,197	89,042,106

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2012	2013	2013
	RMB	RMB	USD
Net revenues:
Testing services	169,296,094	182,142,965	30,087,874
Test preparation and training solutions	4,603,983	2,212,686	365,510
Other revenue	5,532,213	4,497,469	742,929
Total net revenues	179,432,290	188,853,120	31,196,313
Cost of revenues	99,694,283	96,307,795	15,908,914
Gross profit	79,738,007	92,545,325	15,287,399

Operating expenses:
Research and development	5,746,192	7,548,829	1,246,978
Sales and marketing	13,430,506	13,985,095	2,310,173
General and administrative	20,921,582	19,336,091	3,194,095
Impairment of intangible assets	—	12,410,467	2,050,063
Total operating expenses	40,098,280	53,280,482	8,801,309
Income from operations	39,639,727	39,264,843	6,486,090

Other income:
Interest income	743,505	1,084,311	179,116
Foreign currency exchange gain, net	157,397	68,112	11,251
Total other income	900,902	1,152,423	190,367
Income before income taxes	40,540,629	40,417,266	6,676,457

Income tax expense	(7,387,355)	(4,839,256)	(799,388)
Net Income	33,153,274	35,578,010	5,877,069

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	(383,292)	(130,424)	(21,545)
Comprehensive income	32,769,982	35,447,586	5,855,524

Basic earnings per common share	0.72	0.77	0.13

Diluted earnings per common share Share	0.72	0.77	0.13

Basic earnings per ADS	1.44	1.54	0.25

Diluted earnings per ADS	1.44	1.54	0.25

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine-month Period Ended
	December 31,	December 31,	December 31,
	2012	2013	2013
	RMB	RMB	USD
Net revenues:
Testing services	291,071,151	307,294,923	50,761,505
Test preparation and training solutions	8,918,678	5,702,811	942,037
Other revenue	14,457,673	13,010,688	2,149,213
Total net revenues	314,447,502	326,008,422	53,852,755
Cost of revenues	166,394,939	163,419,261	26,994,939
Gross profit	148,052,563	162,589,161	26,857,816

Operating expenses:
Research and development	16,237,985	19,438,015	3,210,931
Sales and marketing	41,286,625	34,678,277	5,728,443
General and administrative	56,090,910	52,338,242	8,645,662
Impairment of intangible assets	—	12,410,467	2,050,063
Total operating expenses	113,615,520	118,865,001	19,635,099
Income from operations	34,437,043	43,724,160	7,222,717

Other income:
Interest income	2,387,338	2,602,170	429,848
Foreign currency exchange gain, net	39,983	285,124	47,099
Total other income	2,427,321	2,887,294	476,947
Income before income taxes	36,864,364	46,611,454	7,699,664

Income tax expense	(7,534,275)	(5,944,913)	(982,030)
Net income	29,330,089	40,666,541	6,717,634

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	(263,484)	(894,944)	(147,834)
Comprehensive income	29,066,605	39,771,597	6,569,800

Basic earnings per common share	0.64	0.88	0.15

Diluted earnings per common share Share	0.64	0.88	0.15

Basic earnings per ADS	1.28	1.76	0.29

Diluted earnings per ADS	1.28	1.76	0.29

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2012	2013	2012	2013
	RMB	RMB	RMB	RMB

GAAP net income	33,153,274	35,578,010	29,330,089	40,666,541
Share-based compensation expenses	2,794,477	3,574,460	9,548,872	7,036,838
Foreign currency exchange (gain) loss, net	(157,397)	(68,112)	(39,983)	(285,124)
Non-GAAP net income	35,790,354	39,084,358	38,838,978	47,418,255

GAAP earnings per common share
Basic	0.72	0.77	0.64	0.88
Diluted	0.72	0.77	0.64	0.88

Non-GAAP earnings per common share
Basic	0.78	0.85	0.85	1.03
Diluted	0.78	0.85	0.84	1.03